UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

HWH International Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

44852G101

(CUSIP Number)

Heng Fai Ambrose Chan

Chairman

HWH International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

Telephone: 301-971-3955

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44852G101

1	Names of Reporting Person. Heng Fai Ambrose Chan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,000 (1)
	8	Shared Voting Power (see Item 5 below) 19,514,567 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 19,514,567 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,514,567 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 86.8% (2)
14	Type of Reporting Person IN

(1)

Includes (i) 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock, $0.0001 par value held by Alset Acquisition Sponsor, LLC; (ii) 13,000 shares of common stock owned directly by Mr. Chan; (iii) 16,458,347 shares of common stock held by Alset International Limited; and (iv) 476,190 shares of common stock held by Alset Inc., over which Mr. Chan may be deemed to possess indirect beneficial ownership as the Chief Executive Officer and Chairman of Alset Inc. and Alset International Limited.

(2)	Based on 22,257,838 shares of the Issuer’s common stock outstanding as of October 1, 2024 (this figure of 22,257,838 shares of the Issuer’s common stock includes shares issued pursuant to the conversion of certain debts previously owed by the Issuer to Alset Inc. and Alset International Limited, as described in further detail herein).

CUSIP No. 44852G101

1	Names of Reporting Person. Alset Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 19,501,567 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 19,501,567 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,501,567 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 86.7% (1)(2)
14	Type of Reporting Person CO

(1)	Includes (i) 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock, $0.0001 par value held by Alset Acquisition Sponsor, LLC, a majority owned subsidiary of Alset Inc.; (ii) 16,458,347 shares held by Alset International Limited, a majority owned subsidiary of Alset Inc; and (iii) 476,190 shares held by Alset Inc directly.
(2)	Based on 22,257,838 shares of the Issuer’s common stock outstanding as of October 1, 2024 (this figure of 22,257,838 shares of the Issuer’s common stock includes shares issued pursuant to the conversion of certain debts previously owed by the Issuer to Alset Inc. and Alset International Limited, as described in further detail herein).

CUSIP No. 44852G101

1	Names of Reporting Person. Alset International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,458,347
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 16,458,347
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,458,347
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.9% (1)
14	Type of Reporting Person CO

(1)	Based on 22,257,838 shares of the Issuer’s common stock outstanding as of October 1, 2024 (this figure of 22,257,838 shares of the Issuer’s common stock includes shares issued pursuant to the conversion of certain debts previously owed by the Issuer to Alset Inc. and Alset International Limited, as described in further detail herein).

CUSIP No. 44852G101

1	Names of Reporting Person. Alset Acquisition Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,567,030(1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,567,030(1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,567,030(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.4% (2)
14	Type of Reporting Person CO

(1)	Includes 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock
(2)	Based on 22,257,838 shares of the Issuer’s common stock outstanding as of October 1, 2024 (this figure of 22,257,838 shares of the Issuer’s common stock includes shares issued pursuant to the conversion of certain debts previously owed by the Issuer to Alset Inc. and Alset International Limited, as described in further detail herein).

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D/A filed on February 9, 2024 (the “Schedule 13D”) by Alset Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Heng Fai Ambrose Chan, Alset Inc., a Texas company, and Alset International Limited, a company registered in Singapore (the “Reporting Persons”) relating to the Common Stock of HWH International Inc. (formerly, known as Alset Capital Acquisition Corp., and herein after referred to as the “Issuer”). This Amendment is made for the purposes of reporting that the Issuer entered into certain debt conversion agreements with each of Alset Inc. and Alset International Limited effective as of September 24, 2024, pursuant to which certain debts owed by the Issuer to each of Alset International Limited and Alset Inc. are to be converted into fully issued shares of the Issuer’s common stock at a conversion rate of $0.63 per share. Mr. Chan may be deemed to possess beneficial ownership of shares owned by the Sponsor as the Chairman, Chief Executive Officer and majority owner of Alset Inc., which is the majority owner of the Sponsor. Under the terms of their respective agreements, Alset Inc. will convert $300,000.00 of the Issuer’s debt into 476,190 shares of the Issuer’s common stock, and Alset International Limited will convert $3,501,759.00 of the Issuer’s debt into 5,558,347 shares of the Issuer’s common stock.

Information reported in the Schedule 13D/A remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D/A. All references in the Schedule 13D/A and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

SCHEDULE 13D

This Schedule 13D/A is filed on behalf of Alset Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Alset International Limited, a Singapore company, Alset Inc., a Texas corporation, and Heng Fai Ambrose Chan (collectively, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities disposed of: Common Stock, $0.0001 par value

Issuer:	HWH International Inc. (formerly known as Alset Capital Acquisition Corp., referred to herein as the “Issuer”),
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

Item 2.	Identity and Background

(a) This statement is filed by:

(i)	Heng Fai Ambrose Chan is the Chief Executive Officer of both Alset Inc. and Alset International Limited, and is the majority stockholder of Alset Inc., which is the majority stockholder of Alset International Limited. Alset Inc. and Alset International Limited own the sole member of the Sponsor. Mr. Chan may be deemed to share beneficial ownership of the securities held of record by Alset Inc., Alset International Limited and the Sponsor, in addition to 13,000 shares he personally owns, for a total of 19,514,567 shares of the Issuer’s common stock. Mr. Chan disclaims any such beneficial ownership except to the extent of his pecuniary interest.

(ii)	Alset Inc. may be deemed to share beneficial ownership of the securities held of record by Alset International Limited and the Sponsor for a total of 19,501,567 shares of the Issuer’s common stock.

(iii)	Alset International Limited owns 16,458,347 shares of the Issuer’s common stock.

(iv)	The Sponsor owns 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The business address for Alset Inc. and Alset Acquisition Sponsor, LLC is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814. The business address for Mr. Chan and Alset International Limited is 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989

(c)	The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and business combination. Alset Inc. is a diversified holding company. Alset International Limited is a Singapore-based holding company with interests in a variety of subsidiaries across several business sectors. Mr. Chan is the Chairman and Chief Executive Officer of Alset Inc. and Alset International Limited.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chan is a citizen of the Republic of Singapore. Alset Inc. is a Texas corporation. Alset International Limited is a Singapore company. The Sponsor is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

The Issuer entered into certain debt conversion agreements with each of Alset Inc. and Alset International Limited effective September 24, 2024, pursuant to which certain debts owed by the Issuer to each of Alset International Limited and Alset Inc. are to be converted into fully issued shares of the Issuer’s common stock at a conversion rate of $0.63 per share. Mr. Chan may be deemed to possess beneficial ownership of shares owned by the Sponsor as the Chairman, Chief Executive Officer and majority owner of Alset Inc., which is the majority owner of the Sponsor. Under the terms of their respective agreements, Alset Inc. will convert $300,000.00 of the Issuer’s debt into 476,190 shares of the Issuer’s common stock, and Alset International Limited will convert $3,501,759.00 of the Issuer’s debt into 5,558,347 shares of the Issuer’s common stock.

Item 4.	Purpose of the Transaction

Debt Conversion Agreements

On September 24, 2024, the Issuer entered into certain debt conversion agreements with each of Alset Inc. and Alset International Limited effective as of September 24, 2024, pursuant to which certain debts owed by the Issuer to each of Alset International Limited and Alset Inc. are to be converted into fully issued shares of the Issuer’s common stock at a conversion rate of $0.63 per share. Mr. Chan may be deemed to possess beneficial ownership of shares owned by the Sponsor as the Chairman, Chief Executive Officer and majority owner of Alset Inc., which is the majority owner of the Sponsor. Under the terms of their respective agreements, Alset Inc. will convert $300,000.00 of the Issuer’s debt into 476,190 shares of the Issuer’s common stock, and Alset International Limited will convert $3,501,759.00 of the Issuer’s debt into 5,558,347 shares of the Issuer’s common stock.

Stock Purchase Agreement

On September 26, 2024, Alset Inc. entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with one of its majority owned subsidiaries, Alset International Limited. Pursuant to the Stock Purchase Agreement, Alset Inc. will purchase 6,500,000 shares (the “Shares”) of the Issuer’s common stock. As consideration for the Shares, Alset Inc. will issue a secured promissory note to Alset International Limited in the original principal amount of $4,095,000.00 (the “Promissory Note”). The Promissory Note shall bear an interest rate of 5% per annum and a maturity date in two years. Alset Inc.’s Chairman, Chief Executive Officer and majority stockholder, Chan Heng Fai, is also the Chairman and Chief Executive Officer of Alset International Limited and the Chairman of the Issuer. In addition, certain other members of the board of Alset Inc. are also officers and/or directors of Alset International Limited and the Issuer. The closing of the transactions contemplated by the Stock Purchase Agreement are contingent upon the approval of the stockholders of Alset International Limited and the satisfaction of other closing conditions.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Shares beneficially owned by the Reporting Persons (on the basis of a total of shares) are as follows:

Heng Fai Ambrose Chan
a)		Amount beneficially owned: 19,514,567	Percentage: 86.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	13,000
	ii.	Shared power to vote or to direct the vote:	19,514,567
	iii.	Sole power to dispose or to direct the disposition of:	13,000
	iv.	Shared power to dispose or to direct the disposition of:	19,514,567

Alset Inc.
a)	Amount beneficially owned: 19,501,567	Percentage: 86.7%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	19,501,567
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	19,501,567

Alset International Limited
a)	Amount beneficially owned: 16,458,347	Percentage: 73.9%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	16,458,347
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	16,458,347

Alset Acquisition Sponsor, LLC
a)		Amount beneficially owned: 2,567,030	Percentage: 11.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,567,030
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,567,030

Heng Fai Ambrose Chan has voting and dispositive power over the Shares held by Alset Inc., Alset International Limited and the Sponsor. As such, he may be deemed to have beneficial ownership of the Shares held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Shares during the 60 days preceding the date of this report, except (i) as described in Item 6 of this Schedule 13D/A which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Loan Agreement

Sponsor entered into an agreement effective January 30, 2024 (the “Agreement”), pursuant to which the Sponsor loaned a borrower (the “Borrower”) 347,220 shares of the Issuer’s common stock (the “Shares”). Under the terms of the Agreement, the borrower will return the aforementioned shares to the Sponsor no later than six months following the execution of the Agreement. The Sponsor will retain the right to vote the Shares and receive any dividends paid on the Shares during the duration of the loan. The Borrower may not sell, lend or transfer the Shares. The Borrower has agreed not to buy, sell or short any securities of the Issuer for a period of one year from the date of the Agreement. Under the terms of the Agreement, the Sponsor may request the return of the Shares at any time upon five days’ notice during the term of the Agreement. If the Sponsor shall request the return of the Shares during the initial 90 days of the term of the Agreement, the Sponsor shall be required to make a loan of comparable value to the Borrower. The Sponsor has agreed that all consideration for its loan of the Shares to the Borrower shall be paid directly to the Issuer. The consideration for the loan of Shares shall consist of certain equity interest in the Borrower. The exact value of such equity interests cannot be precisely determined at the present time.

Stock Purchase Agreement

On September 26, 2024, Alset Inc. entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with one of its majority owned subsidiaries, Alset International Limited. Pursuant to the Stock Purchase Agreement, Alset Inc. will purchase 6,500,000 shares (the “Shares”) of the Issuer’s common stock. As consideration for the Shares, Alset Inc. will issue a secured promissory note to Alset International Limited in the original principal amount of $4,095,000.00 (the “Promissory Note”). The Promissory Note bears an interest rate of 5% per annum and a maturity date of September 26, 2026. Alset Inc.’s Chairman, Chief Executive Officer and majority stockholder, Chan Heng Fai, is also the Chairman and Chief Executive Officer of Alset International Limited and the Chairman of the Issuer. In addition, certain other members of the board of Alset Inc. are also officers and/or directors of Alset International Limited and the Issuer. The closing of the transactions contemplated by the Stock Purchase Agreement are contingent upon the approval of the stockholders of Alset International Limited and the satisfaction of other closing conditions.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Debt Conversion Agreement, between HWH International Inc. and Alset Inc., dated September 24, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by HWH International Inc. with the SEC on September 25, 2024).
Exhibit 10.2	Debt Conversion Agreement, between HWH International Inc. and Alset International Limited, dated September 24, 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by HWH International Inc. with the SEC on September 25, 2024).
Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons, dated January 19, 2024, incorporated by reference to Exhibit 99.1 to Schedule 13D/A filed by the Reporting Persons with the SEC on January 19, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alset Inc.

Date: October 1, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Alset International Limited

Date: October 1, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Alset Acquisition Sponsor, LLC

Date: October 1, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer of Alset SPAC Group Inc., its Sole Member

Date: October 1, 2024		/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan